Exhibit 99.1

OSISKO DEVELOPMENT AND ELECTRIC ELEMENTS FILE EARLY WARNING REPORT FOR NIOBAY METALS INC.

Montreal, Québec, December 23, 2025 – Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces that, on December 18, 2025, Osisko Development acquired, indirectly through its wholly-owned subsidiary, Barkerville Gold Mines Ltd. ("BGM"), 8,571,429 units of Niobay Metals Inc. ("Niobay") at a price of $0.14 per unit for an aggregate subscription price of $1,200,000.06, pursuant to a private placement completed by Niobay (the "Offering"). Each unit consisted of one common share of Niobay (each, a "Common Share") and one Common Share purchase warrant of Niobay (each, a "Warrant").

Immediately prior to the Offering, Osisko Development owned or controlled: (i) indirectly through its wholly-owned subsidiary, BGM, 9,857,143 Common Shares, representing approximately 7.4% of the issued and outstanding Common Shares on a basic basis; and (ii) together with Electric Elements Mining Corp. ("EEM"), a joint actor of ODV and BGM, an additional 4,615,400 Common Shares, representing approximately 3.5% of the issued and outstanding on a basic basis.

Accordingly, immediately prior to the Offering, Osisko Development owned or controlled, indirectly through its wholly-owned subsidiary, BGM, together with EEM, a joint actor of ODV and BGM, an aggregate of 10.8% of the issued and outstanding Common Shares on a basic basis (based on there being 133,468,560 Common Shares issued and outstanding at that time).

Immediately after the Offering, Osisko Development owned or controlled: (i) indirectly through its wholly-owned subsidiary, BGM, 18,428,572 Common Shares and 8,571,429 Warrants, representing approximately (a) 9.9% of the issued and outstanding Common Shares on a basic basis, and (b) 13.8% of the issued and outstanding Common Shares on a partially diluted basis (assuming, for this purpose, only the exercise in full of the Warrants); and (ii) together with EEM, a joint actor of ODV and BGM, an additional 4,615,400 Common Shares, representing approximately 2.5% of the issued and outstanding Common Shares on a basic basis.

Accordingly, immediately after the Offering, Osisko Development owned or controlled, indirectly through its wholly-owned subsidiary, BGM, together with EEM, a joint actor of ODV and BGM, an aggregate of 12.3% of the issued and outstanding Common Shares on a basic basis and 16.2% of the issued and outstanding Common Shares on a partially diluted basis (assuming, for this purpose, only the exercise in full of the Warrants).

An early warning report in respect of Niobay will be filed by Osisko Development, BGM and EEM with applicable Canadian securities regulatory authorities and will be available on SEDAR+ (www.sedarplus.ca) under the Niobay's issuer profile. To obtain copies of the early warning report filed by Osisko Development, BGM and EEM, please contact Philip Rabenok, telephone: (437) 423-3644.

The securities were acquired by Osisko Development for investment purposes. Osisko Development and its affiliates or any joint actors may, from time to time and at any time, acquire additional Common Shares and/or other equity, debt or other securities or instruments of Niobay (collectively, "Securities") in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Niobay and other relevant factors.

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ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A.—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward- looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements in this news release may include, Osisko Development's objective and current strategy. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Although Osisko Development believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in Osisko Development securities should not place undue reliance on forward-looking statements because Osisko Development can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and Osisko Development assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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